July 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street N.E.

Washington, D.C 20549

Attention: Irene Paik and Erin Jaskot

Re: Skinvisible, Inc.

Amendment No. 2 to

Preliminary Proxy Statement on Schedule 14A Filed July 6, 2018

File No. 000-25911

Ladies and Gentlemen:

This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance, Office of Healthcare & Insurance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 13, 2018 with respect to the above-referenced preliminary proxy statement on Schedule 14A filed by Skinvisible, Inc. (the “Company”).

Please find the Company’s response to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto. In addition, and concurrently herewith, the Company has filed on EDGAR a revised preliminary proxy statement including the changes discussed below made in response to the Staff’s comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed July 6, 2018.

Effect of the Merger, page 20

1.	We note that you have added a chart labeled "Private Placement Dilution Impact - $10 Million Raise at $30 Million Valuation" on page 21. Please expand your disclosure to discuss the factors considered in estimating the valuation of the Combined Company at $30 million and tell us why you believe this is a likely valuation for the Combined Company. If it is possible that the Combined Company valuation will be notably lower, please also discuss the dilutive impact a reduced valuation will have on existing Skinvisible shareholders.

Response:

In response to the Staff’s comment, we have expanded our disclosure to include factors considered in determining the proposed $30 million valuation for the Private Placement. In addition, we have added examples illustrating the dilutive impact in the event the Private Placement occurs at a valuation lower than $30 million.

Debt Conversion Agreements, page 28

2.	We note that you have revised the 0.00000004 to 0.000004 in the first paragraph of this page in response to our prior comment 2. Please also make corresponding changes throughout the document.

Response:

Based on Staff’s comments, the exchange ratio disclosure has been revised accordingly throughout the document.

Unaudited Pro Form Condensed Combined Financial Statements, page 41

3.	In response to our prior comment 6 you state that you have revised the proxy statement to include financial information for the quarter ended March 31, 2018 in accordance with Items 17(b)(7) and (8) of Form S-4. However, we note that the financial information included on pages 40 - 44 is not sufficient to meet the financial statement requirements. You also state that it is impracticable to provide audited financial statements for the fiscal year ended December 31, 2017. Please provide the financial statements required by Item 14 of Schedule 14A and Item 17 of Form S-4. To the extent that the financial statements for the fiscal year ended December 31, 2017 are unaudited, please provide additional analysis as to why you believe it is impracticable to provide audited financial statements. In particular, you state that an audit may be completed and filed in a Form 8-K, which is required to be filed within 75 days after consummation of the transaction. Please clearly explain why you cannot provide audited financial statements in the proxy statement but will be able to in a Form 8-K.

2

Response:

In response to the Staff comments, the Company has provided more complete financial information for Quoin in the Proxy statement, including for each of the year ended December 31, 2017 and for the quarter ended March 31, 2018. Because of its very early stage of development and its efforts to preserve cash, Quoin Pharmaceuticals has not yet engaged an independent accounting firm to audit its financial statements. Quoin is confident that, because of its early stage of development and its extremely limited operations, the financial information presented in the proxy statement is accurate and complete. Quoin has identified and has engaged in preliminary conversations with an independent accounting firm in order to arrange for the audit of the relevant financial statements. Preliminary estimates for this work to be fully completed are approximately six to eight weeks and will require a significant cash outlay from Quoin. This additional delay will have a negative impact on the Private Placement that Quoin is undertaking in conjunction with the merger as Quoin is concerned that potential investors will move onto other opportunities. Quoin has agreed to file audited financial statements promptly once they have been completed. The Company recognizes that it might be preferable to have the information for 2017 audited. However, it also recognizes that it is clear that the current financial position (or prior performance) of Quoin are not at all relevant to evaluating the prospects of the Company following the proposed merger. Indeed, a prompt closing of the transaction would be far more beneficial for the shareholders of the Company.

Sincerely,

Skinvisible, Inc.

/s/ Terry Howlett

President and Chief Executive Officer

cc: Scott Doney

3